US$500,000,000 FLOATING RATE SENIOR NOTES DUE 2017	FILED PURSUANT TO RULE 433 FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	Baa2 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)

Trade Date:	November 26, 2012

Settlement Date:	December 4, 2012 (T+6 days)

Maturity:	December 4, 2017

Par Amount:	$500,000,000

Floating Rate:	Three-month USD-BBA-LIBOR Reuters LIBOR01

Coupon:	Three-month USD LIBOR plus 1.19%

Public Offering Price:	100.000%

Net Proceeds to Citigroup:	$498,500,000 (before expenses)

Interest Payment Dates:	Quarterly on the 4th of each March, June, September and December until maturity, with adjustment for period end dates on a modified following New York business day convention.

Interest Determination Date:	Two London Business Days prior to the first day of the related interest period

First Interest Payment Date:	March 4, 2013

Day Count:	Actual/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Co-Managers:	Blaylock Robert Van, LLC Mischler Financial Group, Inc. M.R. Beal & Company Samuel A. Ramirez & Company, Inc.

CUSIP:	172967 GE 5

ISIN:	US172967GE55

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.